UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 AMENDMENT NO. 4

                                  SCHEDULE 13D

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                          VALLEY FINANCIAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   919629 10 5
                                 (CUSIP Number)

                             ----------------------


                               Mr. A. Wayne Lewis
              Executive Vice President and Chief Operating Officer
                          Valley Financial Corporation
                              36 Church Ave., S.W.
                                Roanoke, VA 24011
                                 (540) 342-2265

                           Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)

                             ----------------------

                                  June 14, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 1 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 919629 10 5
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(1)   Name of Reporting Person.
      S.S. or I.R.S. Identification Nos.
      of Above Person

      George W. Logan                                SS# ###-##-####
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(2)   Check the Appropriate Box if a Member          (a) [ ]
      of a Group (See Instructions)                  (b) [X]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                PF
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(5)   Check if Disclosure of Legal Proceedings          [ ]
      is Required Pursuant to Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization

      United States

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                                         ---------------------------------------

Number of Shares                         (7)   Sole Voting
            Beneficially Owned                 Power               96,000 shares
             by Each Reporting
             Person With                 (8)   Shared Voting
                                               Power               0 shares


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                                         ---------------------------------------

                                         (9)   Sole Dispositive
                                               Power               96,000 shares

                                         (10)  Shared Dispositive
                                               Power               0 shares

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(11)  Aggregate Amount Beneficially Owned
      by Each Reporting Person                        96,000 shares
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row                 [ ]
      (11) Excludes Certain Shares (See
      Instructions)
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(13)  Percent of Class Represented by Amount
      in Row (11)                                          9.47%
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See
      Instructions)                                        IN
--------------------------------------------------------------------------------

ITEM 1.     Security and Issuer

         The class of securities to which this statement relates is Common Stock, no par value, of Valley Financial Corporation ("VFC"), a corporation organized under the laws of Virginia and registered under the Bank Holding Company Act of 1956, as amended. VFC's address is 36 Church Ave., S.W., Roanoke, Virginia 24011. VFC's Common Stock is registered under " 12(g) of the Securities Exchange Act of 1934, effective June 25, 1996.


ITEM 2.     Identity and Background

         This statement is being filed by George W. Logan. Mr. Logan is Chairman of Alliance Industrial Center (and predecessors), 2217 Crystal Spring Avenue SW, Suite 200, Roanoke, Virginia 24014, which is engaged in the development and leasing of state of the art commercial distribution warehouses in Warsaw, Poland, since December 1992. Mr. Logan's residence address is 300 Pine Street, Salem, Virginia 24153. Mr. Logan is a citizen of the United States.

         Mr. Logan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, Mr. Logan has not, during the

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last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Logan being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

         All shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired with Mr. Logan's personal funds. No part of the purchase price is or has been represented by funds borrowed or otherwise obtained for the purpose of holding, trading or voting the securities.


ITEM 4.     Purpose of Transaction

         The shares of Common Stock of VFC beneficially owned by Mr. Logan were acquired pursuant to VFC's initial public offering, which closed on July 14, 1995, in open market transactions conducted since that date through Scott & Stringfellow, Inc., a registered broker- dealer which is a market maker for VEC Common Stock, in a stock split effected as a stock dividend and in two privately negotiated transactions. Mr. Logan is Chairman of the Board of Directors of VFC and its wholly owned subsidiary, Valley Bank, and such shares are being held for investment purposes.


ITEM 5.     Interest in Securities of the Issuer

         (a) Mr. Logan is the beneficial owner of 96,000 shares of VEC Common Stock, which represent approximately 9.47% of VFC's issued and outstanding Common Stock.

         (b) Mr. Logan has sole voting power and sole dispositive power with respect to all such 96,000 shares of VEC Common Stock of which he is the beneficial owner.

         (c) Mr. Logan has had the following transactions in VFC Common Stock during the past sixty days: (i) 1,500 shares purchased at $18.75 per share on June 14, 2000. The purchase was made in the open market through Scott & Stringfellow, Inc., a registered broker-dealer which is a market maker for VFC Common Stock.

         (d)  Not applicable.

         (e)  Not applicable.



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
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            None.

ITEM 7.    Material to Be Filed as Exhibits

             None.












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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              June 30, 2000
                                                              (Date)


                                                        /s/George W. Logan
                                                        ------------------
                                                            George W. Logan





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